UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Crowd Diligence Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> November 17, 2020

Physical address of issuer
1150 Hungry Neck Blvd, c361, Mt. Pleasant, SC 29464

Website of issuer
http://crowdlustro.com

Name of co-issuer
Lustro I EB

Legal status of co-issuer

> ***Form***
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 20, 2023

Physical address of co-issuer
4104 24TH ST, PMB 8113, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$51,820.00	$25,412.00
Cash & Cash Equivalents	$24,135.00	$2,528.00
Accounts Receivable	$85.00	$0.00
Short-term Debt	$31,750.00	$56,500.00
Long-term Debt	$512,420.00	$387,000.00
Revenues/Sales	$1,894.00	$0.00
Cost of Goods Sold	$227,251.00	$171,690.00
Taxes Paid	$0.00	$0.00
Net Income	-$242,605.00	-$170,987.00

April 23, 2024

FORM C-AR

Crowd Diligence Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Crowd Diligence Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://crowdlustro.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify

forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Crowd Diligence Inc. (the "Company") is a Delaware Corporation, formed on November 17, 2020. The Company is currently also conducting business under the name of Lustro Crowdlustro MeWi SoCapital.

The Company is located at 1194 Hungry Neck Blvd, c361, Mt. Pleasant, SC 29464.

The Company's website is http://crowdlustro.com.

The information available on or through our website is not a part of this Form C-AR.

Lustro I EB (the "Co-Issuer") is a Delaware Limited Liability Company, formed on January 20, 2023.

The Co-Issuer is located at 4104 24TH ST, PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Lustro is an investor relations service dedicated to enhancing communication between companies and their investors after fundraising. The platform also highlights interesting investment opportunities in the crowdfunding/real estate markets and provides advanced tools to assist investors in their search for good investment opportunities.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on tech development and user acquisition rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. The company currently has very little cash to support operations and its ability to continue operating is in question.

We rely on external financing to fund our operations.
The company currently has very little cash to support operations and its ability to continue operating is in question.

We are actively reducing expenses in an effort to continue operating.
The reduced spending could impact our ability to compete and achieve our growth objectives.

Our future funding requirements will depend on many factors, including but not limited to the following:
The cost of expanding our operations.

The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter.

The rate of progress and cost of development activities.

The need to respond to technological changes and increased competition.

The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

The cost and delays in product development that may result from changes in regulatory requirements applicable to our services.

Sales and marketing efforts to bring these new services to market.

Lack of demand for and market acceptance of our services and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.
If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges: senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or services, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or

eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company ls unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on November 17, 2020. The assets of the business were purchased from our controlling shareholder in December 2020, which funded development of the platform and operated it in beta mode since 2018. The website announced it began formal operations in October 2020, prior to the transfer of assets to the Company. Accordingly, we have minimal history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding user base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our services is highly competitive.

We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors may have greater financial, technical and human resources than we have and currently hold superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to. which would adversely affect our competitive position. the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data. including intellectual property, our proprietary business information and that of our users, and business partners, and personally identifiable information of our users and employees, in our data centers and on our networks. The secure processing. maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our

products and services which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses. bugs and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Michael Knox who is the Founding Investor and CEO of the Company and whose vision is driving the business forward under day-to-day management of the operational team. The loss of Michael Knox or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's financial condition and results of operations. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or Worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect the willingness of small businesses to conduct capital raises and investor ability and desire to invest in these same companies. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to utilize our platform. If U.S. and global economic uncertainties persist many of our investors may delay or reduce their investment in the deals on our platform. Adverse economic conditions could also reduce the number of

individuals seeking to invest in Regulation CF offerings and reduce the number of qualified issuers seeking capital and our business would be negatively impacted.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends in part on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates and have an adverse effect on our financial condition and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us. such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and Reporters. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge,

our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

A majority of the Company is owned by a small number of owners.

The Company's current owners of 20% or more beneficially own approximately 83% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

We are permitted to incur more debt, which may increase our risk that debt cannot be paid back.

We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

We may not be able to generate sufficient cash flow to meet our interest and principal payment obligations. The Company was unable to make interest and principal payments in 2023 and to date in 2024 and is operating under a waiver from its lenders.

Our ability to generate sufficient cash flow from operations to make scheduled interest and principal payments on our debt will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on our debt would severely negatively impact your investment in the Securities.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

BUSINESS

Description of the Business

Lustro is an investor relations service dedicated to enhancing communication between companies and their investors after fundraising. The platform also highlights interesting investment opportunities in the crowdfunding/real estate markets and provides advanced tools to assist investors in their search for good investment opportunities.

Business Plan - The Company

Our 5-year plan will see us dominating the investor relations market for companies raising money through equity crowdfunding as well as private placements. We aim to be the dominant site for investors to find information on these companies after they have raised money. In addition, we will continue aggregating all equity crowdfunding and Reg A+ offerings taking place, as well as all international offerings. The international crowdfunding market is a large opportunity. We plan to introduce a paid membership tier of features geared towards accredited investors and services allowing Reg CF investors to monitor their portfolio of crowdfunding investments. This would include annual report tracking, single sign-on functionalities, quantitative analytics, and much more. Company Roadmap: -Phase One: •Focus on New User Acquisition •Expanded Range of Data Gathered from the SEC's EDGAR System -Phase Two: • Focus on Investor Relations service for Reg CF issuers. Paid Premium Report Service •Expand to International Markets •Stand Alone "Test the Waters" - completed •Create M&A portal for Small Deals - completed Mewi.ai, focused on capital for franchises •Create Investor Relations Directory -Phase Three: •Portfolio Management System (Paid Membership Tier) •Monetization of Data and User Base •Pursue Single Sign-On Integration with Funding Portals

Business Plan - The Co-Issuer

Lustro I EB (the "Co-Issuer") was formed by or on behalf of the Company in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Companies in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of securities to purchase the Company's securities issued in the offering;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the convertible notes, the voting rights of the notes it holds, noting that is will only vote them in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
An Investor Relations Platform	Connecting Companies with Investors Post Raise	Startup companies that have raised money via crowdfunding.

Lustro's primary focus is on building the user base. We see a wide range of opportunities to add value for these users and the overall market and for monetization of the platform. MeWi.ai is a platform matching franchisees with investors to help them raise capital.

We offer our content and services via our online website/platform.

Competition

The Company's primary competitor is KingsCrowd.

We believe we have a very friendly user interface and that most services should be free to the user base. We also believe we have the opportunity and nimbleness to expand rapidly into new geographic areas as well as new verticals which relate to small business, startup data, and transactions.

Supply Chain and Customer Base

The Company's providers are large entities that provide hosting services with backup programs in place.

The Company's customers are the next generation of investors. The business has no revenue at the moment, so it's not dependent on any customers to run.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The business is not subject to government regulations other than the need to file reports with the SEC to keep investors up to date on company events and financials.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1194 Hungry Neck Blvd, c361, Mt. Pleasant, SC 29464

The Company has the following additional addresses:

The Company conducts business in: North America

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
So.Capital	C-Corporation	Delaware	2/7/19	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Knox

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Gold Ridge Asset Management, 2005-Present | Consultant and previously CEO, LawCloud 1/18 – 2/22

Education

The University of Chicago Booth School of Business, MBA, Finance, 1994 Ohio Wesleyan University, BA, Economics, 1988

Name

Manish Aggarwal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Fitch Solutions, LLC, Managing Director ending 4/23

Education

City University of New York, Hunter College, New York, NY Bachelor's Degree, Accounting 1994 -1997

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Knox

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Gold Ridge Asset Management, 2005-Present Consultant, LawCloud

Education

The University of Chicago Booth School of Business, MBA, Finance, 1994 Ohio Wesleyan University, BA, Economics, 1988

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 3 employees in South Carolina, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	232,399
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion to equity would dilute equity holders of common stock.
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	3,693,848
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Board and stockholder may authorize additional shares of stock to be issued which would dilute shareholders.
Other Material Terms or information.	

Type of security	Unvested Restrictive Stock Awards Options
Amount outstanding	40,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Vesting of these shares would dilute other shareholders.
Other Material Terms or information.	

Type of security	WeFunder Convertible Notes Convertible Notes
Amount outstanding	222,685
Voting Rights	
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Upon conversion of the notes, other shareholders will be diluted.
Other Material Terms or information.	6% interest, matures 5/10/26. See below.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	WeFunder Convertible Notes
Amount outstanding	$222,685.00
Interest rate and payment schedule	6.0% per annum
Amortization schedule	None required.
Describe any collateral or security	Subordinated
Maturity date	May 10, 2026
Other material terms	Conversion cap of $3,750,000. Note this security is also discussed in the equity section.

Type of debt	Notes
Name of creditor	Gold Ridge Asset Management LLC
Amount outstanding	$206,326.64
Interest rate and payment schedule	4.0% per annum
Amortization schedule	None required under waiver.
Describe any collateral or security	Fully secured by all assets of the company.
Maturity date	December 31, 2026
Other material terms	

Type of debt	Notes
Name of creditor	Gold Ridge Micro Cap II LLC
Amount outstanding	$83,409.28
Interest rate and payment schedule	6% interest rate
Amortization schedule	No payments due under waiver in place
Describe any collateral or security	Fully secured by all assets of the company.
Maturity date	December 31, 2026
Other material terms	

The total amount of outstanding debt of the company is $512,420.92.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	222,685	$222,685	Wefunder fees, professional fees, tech, selling and admin fees, and marketing	May 10, 2023	Regulation CF

Ownership of the Company

A majority of the company is owned by Gold Ridge Asset Management LLC, (controlled by Michael Knox the CEO).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Gold Ridge Asset Management LLC	82.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information for 2022.

Total Income	Taxable Income	Total Tax
$1,894	$-196,375	0

Operations

Our company was organized in November 2020 and has limited operations upon which prospective investors may base an evaluation of its performance. For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Crowd Diligence Inc. cash in hand is $3,799.74, as of December 2022. Over the last three months, revenues have averaged $0/month. Cost of goods sold has averaged $0/month and operational expenses have averaged $17,333/month, for an average burn rate of $17,333 per month. Our intent is to be profitable in 36 months. Our focus is on growing the user base and the deals on our platform. Our current monetization efforts are limited and resources are focused on long-term value creation. We expect to need $300,000 to reach a point of significant revenue generation.

The company is unlikely to be able to achieve profitability in the next 12 months. Management is actively reducing costs in a effort to continue operating. Management is considering how to monetize various assets and if it makes sense to combine with other companies.

Liquidity and Capital Resources

On May 10, 2023, the Company conducted an offering pursuant to Regulation CF and raised $222,685.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:None
We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. The Company intends to raise additional capital in the future from investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Convertible Notes by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the Co Issuer may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Gold Ridge Micro Cap II LLC
Relationship to the Company	Controlled by Founder Michael Knox
Total amount of money involved	$83,409.00
Benefits or compensation received by related person	6% interest
Benefits or compensation received by Company	Capital to build the platform.
Description of the transaction	6% Note
Related Person/Entity	Gold Ridge Asset Management LLC
Relationship to the Company	Controlled by Founder Michael Knox
Total amount of money involved	$206,326.00
Benefits or compensation received by related person	4% interest
Benefits or compensation received by Company	Capital to build the platform
Description of the transaction	4% Note

Company Securities

Related Person/Entity	Michael Knox
Relationship to the Company	Founder
Total amount of money involved	$190,000.00
Benefits or compensation received by related person	Ownership of shares
Benefits or compensation received by Company	Capital to Operate
Description of the transaction	Founder Michael Knox Purchased securities in the WeFunder Reg CF transaction.

Company Other Transactions

Related Person/Entity	Michael Knox
Relationship to the Company	Founder
Total amount of money involved	$31,750
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Working capital to keep the business operating.
Description of the transaction	Advance of Funds to operate business

Company Future Transactions

Related Person/Entity	Michael Knox
Relationship to the Company	Founder
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Ability to continue operating
Description of the transaction	Provision of cash for Working Capital

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Competitors

Related Person/Entity	Michael Knox
Relationship to the Company	Founder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Potentially benefit from growth of the LawCloud operation and its impact on KingsCrowd's value.
Benefits or compensation received by Company	None
Description of the transaction	Founder owns an interest in LawBot LLC which is majority owned by KingsCrowd Inc which competes with the company in certain ways. Part of the sale of LawBot involved issuing warrants to shareholders which includes Michael Knox

Related Person/Entity	Gold Ridge Micro Cap II LLC
Relationship to the Company	Controlled by Founder
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	12% interest
Benefits or compensation received by Company	None
Description of the transaction	Loan to KingsCrowd to fund its purchase of LawBot LLC

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Michael Knox
(Signature)

Michael Knox
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Knox
(Signature)

Michael Knox
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

Crowd Diligence Inc.

Profit & Loss

January through December 2023

Jan - Dec 23

Ordinary Income/Expense Income

Services Income	$1,894
Total Income	$1,894
Expense Accounting and Tax Preparation	$2,750
Administrative Services	$147
Advertising and Promotion	$28,119
Annual Reports	$1,569
Bank Service Charges	$985
Dues and Subscriptions	$2,355
Legal Expenses	$315
WeFunder Expenses	$16,701
Office Admin	$3,179
Office Supplies	$530
Postage and Delivery	$372
Software Development	$165,781
Software Expense	$4,446
Total Expense	$227,250
Net Ordinary Income	$(225,356)
Interest Expense-Non Cash	$(17,735)
Other Income/Expense Other Income Rebates	$486
Total Other Income	$(17,249)
Net Other Income	$(17,249)
Net Income	$(242,605)

Note that these financial statements do not include any applicable depreciation or amortization. These financials have not been reviewed or audited.

Crowd Diligence Inc.

Consolidated Balance Sheet
December 2023

ASSETS		
Current Assets		
Checking/Savings		
Bank of America	$ 24,135	
Total Checking/Savings	$ 24,135	
Accounts Receivable		
Accounts Receivable	$ 85	
Total Accounts Receivable	$ 85	
Total Current Assets	$ 24,220	
Fixed Assets		
Accumulated Depreciation	$ (13,800)	Not updated for 2023
Technology	$ 41,399	Not updated for 2023
Total Fixed Assets	$ 27,599	
TOTAL ASSETS	$ 51,820	
LIABILITIES & EQUITY		
Liabilities		

Current Liabilities					
Accounts Payable					
Accounts Payable	$ 11,543				
Total Accounts Payable	$ 11,543				
Credit Cards					
American Express	$ 905				
Chase	$ 1,706				
Total Credit Cards	$ 2,612				
Other Current Liabilities					
Due to GRAM LLC	$ 31,750				
Total Other Current Liabilities	$ 31,750				
Total Current Liabilities	$ 45,905				
Long Term Liabilities					
Note Payable to GRAM LLC	$ 206,327				
Loan Payable to GRMC II	$ 83,409				
WeFunder 6% Convertible Notes	$ 222,685				
Total Long Term Liabilities	$ 512,421				
Total Liabilities	$ 558,326				
Equity					
Retained Earnings	$ (263,900)				
Net Income	$ (242,606)				

Net Income	$ (242,606)			
Total Equity	$ (506,506)			
TOTAL LIABILITIES & EQUITY	$ 51,820			
NOTE: SAFE Notes were issued in exchange for SoCapital Debt				
In the amount of $232,399 which is additional equity on the Balance sheet.				
The Company is working with accounting on proper entry on the Balance Sheet.				